04054004

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

December 16, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated December 16, 2004

Enclosed is a copy of our News Release dated December 16, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Adolf A. Petancic
President

dlw 1/4

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

SEC MAIL PROCESSING
RECEIVED
DEC 29 2004
WASH. D.C. 202 SECTION

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

December 16, 2004

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

Dentonia Resources Ltd. ("Dentonia") signed an Engagement Letter with Research Capital Corporation ("the Agent") for a Brokered Best Effort Private Placement to raise approximately $675,000 for Exploration Expenditures on its 2 Gold Prospects, the HY, Located in the Tintina Gold Belt, South Eastern Yukon, and the Atkinson, located in the Abitibi Greenstone Belts, North Eastern Ontario.

The Non-Brokered Private Placement announced on November 29, 2004 has been Amended.

This Brokered Private Placement will consist of 750,000 to 900,000 units, each unit is composed of 3 non-flow-through, 2 flow-through common shares and 1 warrant, warrants are exercisable at $0.20 during the first year, and $0.30 during the second year. The unit price is $0.75.

Upon completion of the Private Placement, a commission of 7.5% of the gross proceeds and the issuance of 150,000 non-flow-through common shares are payable and issuable to the Agent, plus a Broker's Option of 13% of the Private Placement Units is to be granted to the Agent, exercisable for a period of 2 years at $0.75 per unit. In addition a finder's fee of 5% of the gross proceeds is payable.

The majority of the exploration expenditures will qualify as Canadian Exploration Expenditure (CEE) and will be expended on Dentonia's Atkinson and HY Gold Prospects.

Details of these 2 gold prospects are available at Dentonia's website www.dentonia.net and under its SEDAR filing.

The non brokered private placement, announced on November 29, 2004, has been amended, instead of having units consist of 2 common shares (1 non flow-through and 1 flow-through), and 1 warrant, at a unit price of $0.27 per units, these units have now been split into 2 units, a non-flow-through share unit consists of 1 non-flow-through share and 1 warrant at a unit price of $0.12 and a flow-through share unit consists of 1 flow-through share and 1 warrant at a unit price of $0.15.

The warrants have to be exercised within one year at the exercise price of $0.13 and $0.16, respectively.

Any warrants issued, under either of the 2 above private placements, are non transferable and any shares issued, either initially or pursuant to the warrants, will have a 4-month hold period from the date of distribution of the units.

At their diamond prospects in the NWT, both Dentonia and DHK, (Dentonia having 1/3 equity position in DHK) are carried, initially, at Lac de Gras past a 200 tonne bulk sample, DHK retaining a 20% contributing interest, and at Pellatt Lake, a 33,000 acre claim block, to production, both DHK and Dentonia retaining a 25% carried interest in their respective claims.

Funds realized from the above Private Placement will be used, primarily, for Dentonia's gold projects at the Tintina Gold Belt, South Eastern Yukon and the Abitibi Greenstone Belt, Ontario, in both gold projects Dentonia can earn 100% interest.

The Atkinson gold prospect covers known occurrences of gold (best intersect 10.7 g/t over 9m) and 17 untested geophysical anomalies and could host significant Archean gold and/or volcanogenic massive sulphide (VMS) deposits. This project covers an area of 8 x 12km, consisting of 230 claim units, or 3,680 hectares. The Atkinson gold prospect is located about 15km south of the Detour Lake Mine, actively been explored by several junior exploration companies, in particular Trade Winds, see its news release of December 14, 2004 with respect to its Aurora claim block, to quote:

> "The upcoming winter drilling program will be focused mainly along the southern break area and untested geophysical anomalies (IP) and gold geochemical anomalies. Permitting and preparation for the proposed 4,000-metre winter NQ diamond drilling program are now underway. The main purpose of this winter's drill program will be to further define and extend known gold-bearing zones such as the GB zone along the southern break and follow up additional untested geophysical and geochemical anomalies outlined from this summer's MMI soil program."

The Aurora property is located within 6km of the Lipton claims of the Atkinson gold prospects.

The geological setting of the Atkinson project is similar to the world-class gold and VMS deposits in the Noranda, Timmins and Val D'Or districts and to the Eleonore project of Virginia Gold Mines Inc., the latter located about 400km to the northeast of the Atkinson project, in Opinaca reservoir area, James Bay, Quebec.

The Abitibi Greenstone Belt is one of the most prolific gold producing areas in the world, second only to Witwatersrand area, South Africa. Of the forty-one (41) gold deposits worldwide, with production plus reserves of greater than 10 million ounces, five (5) (Hollinger-McIntyre, Kirkland Lake, Dome, Kerr Addison and Horne) are in the Abitibi Subprovince of the Superior Province. Two others with lesser reserves, (Campbell Red Lake-Goldcorp and Hemlo) are also within the Superior Province.

These Private Placements are subject to regulatory approval.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.